

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2022

Dorian LeBlanc
Chief Financial Officer
LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
P.O. Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1109
Cayman Islands

> **Re: LumiraDx Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted June 21, 2022**
> **CIK No. 0001685428**

Dear Mr. LeBlanc:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ian Lopez, Esq.